SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Virgin Media Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
929696101
(CUSIP Number)
Dennis O. Garris
Alston & Bird LLP
The Atlantic Building
950 F. Street N.W.
Washington, D.C. 20004
202-756-3300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
26 July 2007
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	927696101	13D	Page	of

1	NAMES OF REPORTING PERSONS: SRM Global Fund General Partner Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,992,900

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		19,992,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,992,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	927696101	13D	Page	of

1	NAMES OF REPORTING PERSONS: SRM Global Master Fund Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,992,900

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		19,992,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,992,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	927696101	13D	Page	of

1	NAMES OF REPORTING PERSONS: SRM Fund Management (Cayman) Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,992,900

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		19,992,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,992,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	927696101	13D	Page	of

1	NAMES OF REPORTING PERSONS: Jonathan Wood

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,992,900

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		19,992,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,992,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1. Security and Issuer.
     This statement relates to the common stock, $0.01 par value (the “Shares”), of Virgin Media Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 909 Third Avenue, Suite 2683, New York, NY 10022.
Item 2. Identity and Background.
     This statement is being filed jointly by: (i) SRM Global Master Fund Limited Partnership (the “Master Fund”), an exempted limited partnership established in the Cayman Islands, which is principally engaged in making investments in a broad range of assets; (ii) SRM Global Fund General Partner Limited (the “General Partner”), an exempted company incorporated with limited liability in the Cayman Islands, which is principally engaged in the business of serving as the general partner of the Master Fund; (iii) SRM Fund Management (Cayman) Limited (the “Investment Manager”) an exempted company incorporated with limited liability in the Cayman Islands, which is principally engaged in the business of serving as the investment manager of the Master Fund with respect to the assets directly owned by the Master Fund and the Master Fund’s day-to-day operation; and (iv) Jonathan Wood, a director and majority owner of the Investment Manager (“Mr. Wood” each, a “Reporting Person” and, collectively, the “Reporting Persons”)). The address of the principal office of each of the foregoing Reporting Persons is: PO Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
     The directors and executive officers of the General Partner and the Investment Manager are named on Exhibit 1 attached hereto.
     During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person named on Exhibit 1 attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The Master Fund obtained funds to make the purchases of Shares described below from its working capital, which includes funds that have been contributed to the Master Fund by its limited partners. No funds were borrowed by any of the Reporting Persons in order to complete the Share purchases described in this report.
     This Schedule 13D is being filed to reflect purchases by the Master Fund of a total of 19,992,900 shares of common stock of the Issuer. A list of transactions during the past 60 days relating to the Issuer’s securities is attached as Exhibit 2 hereto.
     The aggregate purchase price for the Shares that the Reporting Persons may be deemed to beneficially own is approximately $511,702,555. Such funds have come from the working capital of the Master Fund.
Item 4. Purpose of Transaction.
     The Shares being reported on this Schedule 13D have been acquired for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and have discussed with management the business and future plans of the Issuer. From time to time, one or more of the Reporting Persons may hold discussions with management or with third parties in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares and other securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional shares and other securities of the Issuer, selling some or all of their shares, engaging in short selling of or hedging or similar transactions with respect to the shares or other securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise) or changing their intention partially or entirely with respect to any or all of the matters described in this Item.

     Except as indicated above, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person named on Exhibit 1 to this Schedule 13D, has any plans or proposals that relate to or would result in any of the events specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     As of July 26, 2007, the Master Fund directly beneficially owned 18,067,900 Shares representing 5.5% of the outstanding common stock of the Issuer. On July 30 and 31, 2007, the Master Fund purchased an additional 1,925,000 shares of the Issuer resulting in the Master Fund’s direct beneficial ownership of 19,992,900 shares representing 6.1% of the outstanding common stock of the issuer, based on the outstanding shares as of May 7, 2007 as disclosed in the Issuer’s Form 10-Q filed on May 10, 2007 for the quarter ending March 31, 2007.
     The General Partner is the general partner of the Master Fund and, accordingly, the General Partner has the power to cause the Master Fund to vote or to dispose of securities which that entity beneficially owns. The Investment Manager is the investment manager of the Master Fund and, accordingly, has the power to cause the Master Fund to vote or to dispose of securities which that entity beneficially owns. Mr. Wood, as a director of the Investment Manager, has the power to direct the voting or the disposition of the Shares. Therefore, for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (“the Exchange Act”) and the rules and regulations promulgated thereunder, the Reporting Persons may be deemed to have shared voting and dispositive power over a total of 19,992,900 Shares.
     No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
     The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit
Number	Description
1	Directors of SRM Global Fund General Partners Limited and SRM Fund Management (Cayman) Limited
2	Transactions Regarding Issuer’s Securities During Last 60 Days
3	Joint Filing Agreement, dated as of August 6, 2007, among SRM Global Master Fund Limited Partnership, SRM Global Fund General partner Limited and SRM Fund Management (Cayman) Limited.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  August 6, 2007

SRM GLOBAL MASTER FUND LIMITED PARTNERSHIP
By:	SRM Global Fund General Partner Limited, its General Partner

By:	/s/ Philip Price
	Name:	Philip Price
	Title:	Authorized Signatory

SRM GLOBAL FUND GENERAL PARTNER LIMITED

By:	/s/ Philip Price
	Name:	Philip Price
	Title:	Authorized Signatory

SRM FUND MANAGEMENT (CAYMAN) LIMITED

By:	/s/ Philip Price
	Name:	Philip Price
	Title:	Director

JONATHAN WOOD

By:	/s/ Jonathan Wood
	Name:	Jonathan Wood

INDEX TO EXHIBITS

Exhibit
Number	Description
1	Directors of SRM Global Fund General Partners Limited and SRM Fund Management (Cayman) Limited
2	Transactions Regarding Issuer’s Securities During Last 60 Days
3	Joint Filing Agreement, dated as of August 6, 2007, among SRM Global Master Fund Limited Partnership, SRM Global Fund General partner Limited and SRM Fund Management (Cayman) Limited.